Exhibit 99.1

CORUS ENTERTAINMENT INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JANUARY 9, 2008

FINAL REPORT ON ATTENDANCE

We are pleased to report that there are 39 Class A Participating Shareholders holding 1,633,264 Class A Participating shares represented in person or by proxy at this meeting.

This represents 94.8 % of the issued and outstanding Class A Participating shares.

DATED THIS 9th DAY OF JANUARY, 2008.

CIBC MELLON TRUST COMPANY
SCRUTINEERS

“signed by”
TERI ZAGHETTO

“signed by”
JENNIFER VILLAREAL

CORUS ENTERTAINMENT INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JANUARY 9, 2008

FINAL REPORT ON ATTENDANCE

CLASS A SHAREHOLDERS

We are pleased to report that there are 12 Class A Shareholders holding 8,100 Class A Shares represented in person at this meeting.  We further confirm that we did receive, audit and approve proxies from  27 Class A Shareholders holding  1,625,164 Class A Shares for a total representation of 1,633,264 Class A Shares.  This represents 94.8% of the 1,722,929 Issued and Outstanding Class A Shares.

DATED THIS 9TH DAY OF JANUARY, 2008

CIBC MELLON TRUST COMPANY
SCRUTINEERS

“signed by”
TERI ZAGHETTO

“signed by”
JENNIFER VILLAREAL

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

CORUS ENTERTAINMENT INC.

HELD AT CALGARY, ALBERTA ON THE 9TH DAY OF JANUARY, 2008

WE, THE SCRUTINEERS, REPORT THAT WE DID RECEIVE, AUDIT AND APPROVE PROXIES FROM 27 CLASS A SHAREHOLDERS HOLDING 1,625,164 CLASS A SHARES. THIS IS 94.3257% OF THE 1,722,929 CLASS A SHARES ISSUED AND OUTSTANDING ELIGIBLE TO VOTE.

DIRECTION OF PROXY VOTE

1.	1,625,164 VOTES FOR 0 VOTES AGAINST IN RESPECT OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS TO BE ELECTED AT 10;

2.	1,625,164 VOTES FOR 0 VOTES WITHHELD IN RESPECT OF THE ELECTION AS DIRECTORS OF THE PERSONS NAMED IN THE MANAGEMENT INFORMATION CIRCULAR;

3.	1,625,164 VOTES FOR 0 VOTES WITHELD IN RESPECT OF THE AMENDMENT TO THE CORPORATION’S BY-LAWS AS SET FORTH IN THE PROXY CIRCULAR WITH RESPECT TO THE MEETING;

4.	1,625,164 VOTES FOR 0 VOTES WITHHELD IN RESPECT OF THE “SPLIT RESOLUTION” TO EFFECT A TWO-FOR-ONE STOCK SPLIT FOR THE CLASS A PARTICIPATING AND THE CLASS B NON-VOTING PARTICIPATING SHARES;

5.	1,624,964 VOTES FOR 200 VOTES WITHHELD IN RESPECT OF THE “OPTION RESOLUTION” TO AMEND COMPANY’S STOCK OPTION PLAN;

6.	1,624,964 VOTES FOR 200 VOTES WITHHELD IN RESPECT OF THE “SHARE RESOLUTION” AUTHORIZING VESTING AND POTENTIAL ISSUANCE FROM TREASURY BY THE COMPANY

7.	1,625,164 VOTES FOR 0 VOTES WITHHELD IN RESPECT OF THE “DIRECT REGISTRY RESOLUTION” RATIFYING THE AMENDMENT OF THE BY-LAWS OF THE COMPANY

DATED THIS 9TH DAY OF JANUARY, 2008
CIBC MELLON TRUST COMPANY
SCRUTINEERS

“signed by”
TERI ZAGHETTO

“signed by”
JENNIFER VILLAREAL

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF
CORUS ENTERTAINMENT INC.
HELD AT CALGARY, ALBERTA ON THE 9TH DAY OF JANUARY, 2008
Class A Shareholder Attendance Register

Name of Shareholder/Proxyholder	Number of Shares Represented In Person	Number of Shares Represented By Proxy
JR Shaw- Management Proxy
Tracy Ewing	100
Bryan Ellis	100
Jim Carter	200
Scott Dyer	500
Gary Maavara	200
Paul Robertson	2,000
Hal Blackadar	100
Meg Shaw	200
Tom Peddie	2,000
Doug Murphy	1,000
Gary Goetsch	200
Virginia Shaw	1,500
TOTAL	8,100	1,625,164